

Mail Stop 4628

January 24, 2017

<u>Via E-mail</u>
Lee M. Tillman
Chief Executive Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2723

Re: Marathon Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2015
Filed February 25, 2016
Form 10-Q for Fiscal Quarter Ended
September 30, 2016
Filed November 3, 2016
Response Dated December 15, 2016
File No. 1-05153

Dear Mr. Tillman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/H. Roger Schwall

     H. Roger Schwall
     Assistant Director
     Office of Natural Resources